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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:	June
Commission File Number:	000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1.	MC and NR 7-11, MC and NR 7-12, NRs 7-13, 7-14, 7-15, 7-16, 7-17

2.	Interim Financials, CEO/CFO Certifications, Management Discussion & Analysis, for the period ended June 30, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_
_______

SEC 1815 (11-2002)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

51-102F3 Material Change Report [F] Published December 29, 2006 Effective December 29, 2006

PART 1 GENERAL PROVISIONS (a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD. 510 – 510 Burrard Street Vancouver, B.C. V6C 3A8 Item 2 Date of Material Change State the date of the material change.

June 4, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-11 dated June 4, 2007 disseminated by CCN Matthews.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) reports assay results for new zones of uranium mineralization intersected in reconnaissance drilling on the He2 and Doucette targets in the White Bear area of the Hermitage property in southern Newfoundland. Values up to 0.11% U3O8 were intersected in two holes at the Doucette prospect and in one hole at the He2 prospect.

Anomalous values up to 0.02% U3O8 were intersected in the two holes that tested the He1A prospect. The holes were drilled 50 to 150 metres up-ice from uranium bearing boulders. Further up-ice exploration will be required here to fully evaluate the target area.

Significant uranium values in drill core at Doucette and He2 are shown in the table below.

Prospect	DDH #	From – To			Interval Length	% U3O8	lb/ton U3O8

He2	WBR-07-01	64.0 – 64.35			0.35m	0.024	0.5

He2	WBR-07-16	22.6	–	22.8	0.20m	0.10	2.0

Doucette	WBR-07-09	15.0	–	15.4	0.40m	0.10	2.0

Doucette	WBR-07-10	191.6	–	192.0	0.40m	0.11	2.2

Doucette	WBR-07-13	16.5	–	16.8	0.30m	0.04	0.8

Samples were sent to ACME Analytical Laboratory (Vancouver, BC) where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U3O8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis. All uranium values expressed in U3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101 in respect of this project and has reviewed and approved the contents of this news release.

Item 5 Full Description of Material Change 5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

At He2, a radon gas anomaly extends for more than one kilometre northeast along-strike from the current drilling. Permissive rock units that host uranium at Doucette extend for several kilometres to the east from the drilled area as indicated by the magnetic pattern.

This round of drilling was targeted on locating/discovering uranium-hosting rock units up-ice from locally derived high-grade uranium boulders in an area of glacial cover with no outcrop exposure. Drill results were not as high grade as the boulders, indicating that substantial opportunity exists to develop both thickness and grade along strike and to discover additional mineralized zones further up-ice from the boulder fields.

The discovery of uranium mineralization at both prospects occurs in iron-rich biotite-bearing host rocks and the intersections have identified key stratigraphic horizons under extensive glacial cover. Iron may have acted as a precipitant for uranium mineralizing solutions passing through permeable host rocks.

At Doucette, many of the higher-grade boulders were strongly magnetic and showed strong deformation and folding characteristics. A detailed ground magnetometer survey was recently completed to identify areas of cross-structures and folds, which may represent thickened and enriched uranium drill targets. Interpretation of this data is underway.

In addition, numerous 1 to 4 metre thick strata in several other drill holes with anomalous uranium values ranging from 10 to 50 times background values further indicate widespread uranium enrichment in the area.

Tools found effective in targeting near-surface uranium mineralization include radon gas (alpha cup), ground spectrometer, soil and ground magnetic surveys, all of which have shown positive correlation to the uranium zones. The coincidence of these features show extensive trends several hundred metres to kilometres in length that have not been evaluated (please refer to maps on the website) and are open due to lack of coverage. This set of tools has only been applied to very small areas on the large property so expansion of this work will be used in the next program to define target uranium strata more closely.

Areas of complex magnetic patterns that are completely masked by overburden and have no outcrop or boulders can now be evaluated and prioritized using this “tool box.” Targets such as He3, He18A and He1 now represent very high quality new targets that require detailed evaluation.

Drill plan maps and sections showing the extent of the anomalies and potentially mineralized trends are on the Company’s website at www.commanderresources.com.

Selective induced polarization surveys will be completed at Troy’s Pond, where previously reported hole SP-06-06 intersected 0.045% U3O8 over 4.3 metres and where pyrite appears to be directly associated with better uranium mineralization.

In anticipation of further drilling at Hermitage, the drill rig used for this program was left onsite. All drill data is being integrated with surface results to determine the best methods to target follow-up drilling.

Commander Resources Ltd. is pleased to announce that the White Bear uranium drill program has been approved for funding under the Junior Exploration Assistance Program offered by the Department of Natural Resources, Government of Newfoundland and Labrador. The grant reimburses 50% of eligible costs to a maximum of $100,000. Commander Resources wishes to thank the Department of Natural Resources for this contribution.

The recently completed drill program was designed to assess the main geological and structural controls of five target areas: Troy's Pond, ST-129, Blue Hills Main, He2 and Doucette (see Company's news release dated November 23, 2006). Troy's Pond and ST-129 were drilled in late 2006 (results reported in a Company news release dated February 2, 2007) and the Blue Hills Main target was drilled earlier in the winter (results reported on April 9, 2007). An additional target, He1A was added late in the program.

The Hermitage Project is well located with major highway and power line access through uninhabited barren lands near the south coast of Newfoundland. The port of Burgeo is located 30 kilometres to the south.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i)	If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii)	If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable. Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked

"Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted. Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh (604) 685-5254 Item 9 Date of Report Date the Report.

This report is dated the 8th day of May, 2007.

Suite 510, 510 Burrard Street	Date: June 4, 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel: (604) 685-5254	Shares Issued: 62,150,325
Fax: (604) 685-2814	News Release: #07-11

COMMANDER REPORTS DRILL RESULTS FROM NEWLY DISCOVERED URANIUM MINERALIZATION: HERMITAGE PROJECT, NFLD

Commander Resources Ltd. (CMD-TSX Venture) reports assay results for new zones of uranium mineralization intersected in reconnaissance drilling on the He2 and Doucette targets in the White Bear area of the Hermitage property in southern Newfoundland. Values up to 0.11% U3O8 were intersected in two holes at the Doucette prospect and in one hole at the He2 prospect.

At He2, a radon gas anomaly extends for more than one kilometre northeast along-strike from the current drilling. Permissive rock units that host uranium at Doucette extend for several kilometres to the east from the drilled area as indicated by the magnetic pattern.

This round of drilling was targeted on locating/discovering uranium-hosting rock units up-ice from locally derived high-grade uranium boulders in an area of glacial cover with no outcrop exposure. Drill results were not as high grade as the boulders, indicating that substantial opportunity exists to develop both thickness and grade along strike and to discover additional mineralized zones further up-ice from the boulder fields.

The discovery of uranium mineralization at both prospects occurs in iron-rich biotite-bearing host rocks and the intersections have identified key stratigraphic horizons under extensive glacial cover. Iron may have acted as a precipitant for uranium mineralizing solutions passing through permeable host rocks.

At Doucette, many of the higher-grade boulders were strongly magnetic and showed strong deformation and folding characteristics. A detailed ground magnetometer survey was recently completed to identify areas of cross-structures and folds, which may represent thickened and enriched uranium drill targets. Interpretation of this data is underway.

Anomalous values up to 0.02% U3O8 were intersected in the two holes that tested the He1A prospect. The holes were drilled 50 to 150 metres up-ice from uranium bearing boulders. Further up-ice exploration will be required here to fully evaluate the target area.

In addition, numerous 1 to 4 metre thick strata in several other drill holes with anomalous uranium values ranging from 10 to 50 times background values further indicate widespread uranium enrichment in the area.

Tools found effective in targeting near-surface uranium mineralization include radon gas (alpha cup), ground spectrometer, soil and ground magnetic surveys, all of which have shown positive correlation to the uranium zones. The coincidence of these features show extensive trends several hundred metres to kilometres in length that have not been evaluated (please refer to maps on the website) and are open due to lack of coverage. This set of tools has only been applied to very small areas on the large property so expansion of this work will be used in the next program to define target uranium strata more closely.

Areas of complex magnetic patterns that are completely masked by overburden and have no outcrop or boulders can now be evaluated and prioritized using this “tool box.” Targets such as He3, He18A and He1 now represent very high quality new targets that require detailed evaluation.

Drill plan maps and sections showing the extent of the anomalies and potentially mineralized trends are on the Company’s website at www.commanderresources.com.

Selective induced polarization surveys will be completed at Troy’s Pond, where previously reported hole SP-06-06 intersected 0.045% U3O8 over 4.3 metres and where pyrite appears to be directly associated with better uranium mineralization.

2

Significant uranium values in drill core at Doucette and He2 are shown in the table below.

Prospect	DDH #	From – To			Interval Length	% U3O8	lb/ton U3O8

He2	WBR-07-01	64.0 – 64.35			0.35m	0.024	0.5

He2	WBR-07-16	22.6	–	22.8	0.20m	0.10	2.0

Doucette	WBR-07-09	15.0	–	15.4	0.40m	0.10	2.0

Doucette	WBR-07-10	191.6	–	192.0	0.40m	0.11	2.2

Doucette	WBR-07-13	16.5	–	16.8	0.30m	0.04	0.8

In anticipation of further drilling at Hermitage, the drill rig used for this program was left onsite. All drill data is being integrated with surface results to determine the best methods to target follow-up drilling.

Commander Resources Ltd. is pleased to announce that the White Bear uranium drill program has been approved for funding under the Junior Exploration Assistance Program offered by the Department of Natural Resources, Government of Newfoundland and Labrador. The grant reimburses 50% of eligible costs to a maximum of $100,000. Commander Resources wishes to thank the Department of Natural Resources for this contribution.

The recently completed drill program was designed to assess the main geological and structural controls of five target areas: Troy's Pond, ST-129, Blue Hills Main, He2 and Doucette (see Company's news release dated November 23, 2006). Troy's Pond and ST-129 were drilled in late 2006 (results reported in a Company news release dated February 2, 2007) and the Blue Hills Main target was drilled earlier in the winter (results reported on April 9, 2007). An additional target, He1A was added late in the program.

The Hermitage Project is well located with major highway and power line access through uninhabited barren lands near the south coast of Newfoundland. The port of Burgeo is located 30 kilometres to the south.

Samples were sent to ACME Analytical Laboratory (Vancouver, BC) where they were analyzed using 1DX Multiple Element ICP methods. Values greater than 0.24% U3O8 are assayed by methods 7TD using 4-acid digestion with ICP-ES analysis. All uranium values expressed in U3O8 are calculated from uranium analyses received from ACME Analytical Services and reported in ppm U. Select samples will be sent to SRC in Saskatoon for check assay.

Bernard Kahlert, P.Eng is the Company's Qualified Person under regulatory authorities N.I. 43-101 in respect of this project and has reviewed and approved the contents of this news release.

On Behalf of the Board of Directors,

Bernard Kahlert V.P. Exploration

For further information, please call: Commander Resources Ltd. Telephone: (604) 685-5254 or 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3 Material Change Report [F] Published December 29, 2006 Effective December 29, 2006

PART 1 GENERAL PROVISIONS (a) Confidentiality

If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

(b) Use of "Company"

Wherever this Form uses the word "company" the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

COMMANDER RESOURCES LTD. 510 – 510 Burrard Street Vancouver, B.C. V6C 3A8 Item 2 Date of Material Change State the date of the material change.

June 7, 2007

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

NR #07-12 dated June 7, 2007 disseminated by Stockwatch.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (TSX-V: CMD) announces the grant of 1,300,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company’s compensation policy. The options are exercisable for five years at $0.36 per share and are subject to the policies of the TSX Venture Exchange.

Item 5 Full Description of Material Change 5.1 Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

INSTRUCTIONS

(i)	If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

(ii)	If you incorporate information by reference to another document, clearly identify the referenced document or any excerpt from it. Unless you have already filed the referenced document or excerpt, you must file it with the material change report. You must also disclose that the document is on SEDAR at www.sedar.com.

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable. Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked

"Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

No information has been omitted. Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Kenneth Leigh (604) 685-5254 Item 9 Date of Report Date the Report.

This report is dated the 7th day of June, 2007.

Suite 510, 510 Burrard Street	Date: June 7, 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel: (604) 685-5254	Shares Issued: 62,303,659
Fax: (604) 685-2814	News Release: #07-12

COMMANDER GRANTS ANNUAL STOCK OPTIONS

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 1,300,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company’s compensation policy. The options are exercisable for five years at $0.36 per share and are subject to the policies of the TSX Venture Exchange.

On Behalf of the Board of Directors,

Kenneth E. Leigh President & CEO

For further information, please call: Jada Soomer, Manager, Investor Relations Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street	Date: June 18, 2007
Vancouver, BC V6C 3A8	TSX Venture Exchange: CMD
Tel: (604) 685-5254	Shares Issued: 62,303,659
Fax: (604) 685-2814	News Release: #07-13

COMMANDER PREPARES TO DRILL BAFFIN ISLAND GOLD

Commander Resources Ltd. (CMD-TSX Venture) advises that crews and equipment are mobilizing to resume exploration and drilling of the Baffin Island gold project in Nunavut. The goals of the program include further evaluation of the Brent mineralization discovered in 2006, drill testing of other high priority targets, including extensions of the Ridge Lake prospect, and exploration to discover new gold occurrences. Sixteen (16) significant gold prospects have been discovered by work to date within the 140 kilometre long belt of Lower Proterozoic iron formation. The gold occurrences are similar in age and tectonic history to the Homestake Gold mine in South Dakota, and to other major gold deposits in the world.

Every target drilled to date has resulted in the discovery of new gold mineralization.

The 2007 work program is planned to:

  Drill the Brent Showing where gold mineralization occurs at surface and at depth within a 1,400 metre long shear zone. Iron formation, which is exposed near the Brent shear zone, is interpreted to intersect the gold-bearing shear zone at depth, providing an excellent site for significant gold deposition.
  Drill target areas on the 3.5 kilometre long Ridge Lake trend where the combination of iron formation, gold occurrences, and complex folding are recognized to host significant gold mineralization. Previous Ridge Lake drilling identified near-surface, high-grade shoots with reported intersections including 10.63 g/t gold over 8.89 metres and 10.17 g/t gold over 4.45 metres.
  Prioritize and drill new, previously un-drilled gold occurrences on the Peninsula, Qim4 and Qim5 target blocks where thickening of iron formation has been mapped. High grade gold sample results include 42.91 g/t gold and 103.1 g/t gold from surface channel samples at several of these locations.
  Complete follow-up ground geophysics and detailed sampling to develop additional drill targets along trend from drilling completed on the Durette prospect in 2006.
  Complete geological mapping, prospecting and geochemical sampling on select areas of the large property for additional shear zone gold targets, similar to the Brent Showing.

The location of prospect areas and details from previous drilling and geology are presented on the Company’s website and in the Company’s news releases pertaining to the Baffin gold project. The property is readily accessible to tidewater, contains abundant fresh water and is located near two “Distant Early Warning” (DEW line) radar stations, each with an operational 4,000 foot airstrip.

GeoVector Management Inc. of Ottawa will manage the field program this year. Alan Sexton, MSc, P.Geol. will be the Project Manager and the Qualified Person under NI 43-101 supervising the technical aspects of the program.

2

ABOUT COMMANDER RESOURCES LTD.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. The Company also owns several high quality exploration properties that will be explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On behalf of the Board of Directors,

Kenneth E. Leigh President & CEO

For further information, please call: Jada Soomer, Manager, Investor Relations Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866 www.commanderresources.com Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street	Date: July 3rd , 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel: (604) 685-5254	Shares Issued: 62,303,659
Fax: (604) 685-2814	News Release: #07-14

DRILLING COMMENCES ON COMMANDER’S OLYMPIC-ROB CU-AU-U PROPERTIES.

Commander Resources Ltd. (CMD-TSX Venture) has been informed by Fjordland Exploration Inc. that drilling has commenced on Commander’s 100% owned Olympic-Rob IOCGU (iron oxide copper-gold-uranium) project located in the Wernecke-Ogilvie Mountains region of the Yukon, Canada. The program will comprise four holes on the Rob zone and two holes on the Olympic zone for approximately 2,000 metres of drilling. The exploration program is budgeted for $600,000, which is Fjordland’s required first year expenditure under the terms of an option agreement, details of which can be found in the company’s news release dated August 2nd, 2006.

Under the agreement, Fjordland may earn an initial 60 percent interest in the property by paying Commander $250,000 in cash, issuing 1.6 million treasury shares of Fjordland to Commander and incurring exploration expenditures on the property totalling $7-million over a five-year period ending Dec. 31, 2011. Once Fjordland has earned its 60 percent interest, they have the option to increase their interest to 80 percent by issuing one million shares or $3-million cash to Commander, and by completing a bankable feasibility study and making a final lump-sum payment of $7-million cash to Commander. Commander also retains certain earn-back rights if Fjordland elects not to increase its interest to 80 percent.

The Rob zone is a 400-metre-long open-ended copper and uranium in-soil anomaly that envelopes a number of copper and uranium-bearing float boulders and bedrock exposures ranging from 0.01 per cent to 1.57 per cent U3O8, along with copper values ranging from 0.3 per cent to 10.8 per cent from selected samples. The mineralization is closely related to distinct ground magnetic and radiometric anomalies.

On the adjacent Olympic zone, a two-kilometre diameter continuous copper in-soil anomaly envelopes numerous copper showings ranging from 100 parts per million to 21.4 per cent copper from grab samples. Copper minerals identified in the hematite breccia host rock are chalcopyrite, bornite and malachite. The breccia complex on the Olympic property has similar age, geometry, structure and trace element signatures to BHP Billiton Ltd.'s giant IOCG Olympic Dam deposit, a polymetallic orebody containing the world's largest uranium reserve. Also similar to the Australian analog is a three-kilometre diameter circular magnetic anomaly that coincides with the breccia zone.

ABOUT COMMANDER RESOURCES LTD.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. The Company also owns several high quality exploration properties that will be explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

2

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street	Date: July 6th , 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	News Release: #07-15
Fax: (604) 685-2814	News Release: #07-15

GLOBAL GOLD URANIUM COMMENCES AIRBORNE SURVEY ON COCHRANE POND

Commander Resources Ltd. (CMD-TSX Venture) and Bayswater Uranium Corp. (BAY-TSX Venture), collectively, the “Companies” report that Global Gold Uranium LLC (“Global Gold Uranium”), a wholly owned subsidiary of Global Gold Corporation (“Global Gold”) has commenced an airborne radiometric and magnetic survey over the Cochrane Pond uranium property located in southern Newfoundland. The survey, funded and operated by Global Gold, is expected to take approximately four weeks to complete and will be followed by a prospecting program.

The 5000 line kilometre survey will cover most of the 600 square km Cochrane Pond property which is owned 50:50 under a Joint Venture between Commander and Bayswater. The claims were staked jointly by the Companies in early 2006 to cover favourable geology after uranium discoveries were made on Commander’s adjacent Hermitage Property. The JV partners interpret that the Cochrane Pond Property is underlain by metasedimentary and metavolcanic rocks which could host uranium mineralization. To date no significant exploration work for uranium has been done on the property.

Under an agreement reported on April 13, 2007, Global Gold Uranium may earn an initial 51% interest in the property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million. The first year’s committed work expenditure is $500,000. Global Gold Uranium must then increase its interest to 60% by either completing the next $2 million in exploration or by funding and delivering to the Companies a feasibility study on the property or the interests will flip such that the Companies will hold 51% and Global Gold Uranium 49% in and to the Property

Details of the terms of the option agreement between the Companies and Global Gold Uranium can be found in Commander’s news release dated April 13, 2007.

ABOUT COMMANDER RESOURCES LTD.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. The Company also owns several high quality exploration properties that will be explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

2

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Suite 510, 510 Burrard Street	Date: July 11th , 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 62,303,659
Fax: (604) 685-2814	News Release: #07-16

GEOINFORMATICS COMMENCES DRILLING PROGRAM ON COMMANDER’S CU-AU PROPERTIES IN B.C.

Commander Resources Ltd. (CMD-TSX Venture) reports that Geoinformatics Exploration Canada Limited (“GXL”- TSX Venture) has commenced its 2007 work program on Commander’s wholly owned package of five (5) copper-gold porphyry properties located about 100 km south of the Kemess Copper-Gold mine in the Omineca Mining District, British Columbia. The program, to be funded and operated by GXL, is budgeted at about $ 1 million and will include approximately 3000 metres of drilling on at least two of the properties. This represents the first term of an option agreement between GXL and Commander with a minimum of $750,000 in committed expenditures by GXL in 2007.

Drilling has commenced on the PAL property to test induced polarization anomalies in an area with copper-gold soil and magnetic anomalies.

The Abe and Aten properties will also be tested by drilling during this program. Known copper-gold mineralization with magnetic and I.P anomalies on the properties are associated with Hogem Batholith intrusives and Takla volcanics. The properties are all located 10-17 kilometres from the Omineca Mining Road on which Kemess concentrates are trucked to market. Ground surveys, mapping and sampling will be completed on all prior to drilling.

Under the Agreement, GXL may earn an initial 60% interest from Commander by completing $4.5 million in exploration expenditures over 4 years and paying to Commander $300,000 in cash. Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to Commander and pays Commander $1,500,000, at which time GXL will have earned an 80% working interest in the Properties. A 1.75% to 2% NSR is provided depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million.

Details of the terms of the option agreement between the Commander and GXL can be found in Commander’s news release dated February 7, 2007.

For details on each of the five claim groups included in the Properties, please follow the link http://www.commanderresources.com/s/Omineca.asp

ABOUT COMMANDER RESOURCES LTD.

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. The Company also owns several high quality exploration properties that will be explored this year by partners. The Company uses a combination of

2

aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Suite 510, 510 Burrard Street	Date: July 25, 2007
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 62,303,660
Fax: (604) 685-2814	News Release: #07-17

COMMANDER IS SET TO CONTINUE EXPLORATION ON THE HERMITAGE URANIUM PROJECT

Commander Resources Ltd. (CMD-TSX Venture) reports that it is preparing to commence a follow-up program on its Hermitage uranium project in southern Newfoundland. The first part of this phase of exploration on the property is designed to expand and better define uranium zones intersected in the first stage drill program earlier this year and to develop targets for wider intervals of better uranium grades. The results will be used to plan a follow-up drill program that could start in early fall.

Work to date on the property has confirmed that:

  Uranium occurs in bedrock beneath a thin veneer of overburden – the property is 90% overburden covered;
  Uranium-bearing boulders are locally derived with indicated movement of only 100-500 metres;
  We are in an excellent logistical location and have the right geological setting for the development of uranium resources;
  Both grade and width potential are indicated from the first pass drilling – 60% of the holes hit uranium; and,
  The mineralized intervals are open away from the areas drilled and have the opportunity for increase in thickness and/or grade along strike.

We now have a “toolbox” that can effectively define mineralized trends for the next round of drilling. The “toolbox” includes radon gas (alpha cup) surveys, ground spectrometer surveys and soil sampling in conjunction with ground magnetics---all of which have shown positive correlation to uranium zones. The coincidence of these features shows extensive trends several hundred metres in length that have not been tested and are open due to lack of coverage. This set of tools has only been applied to very small areas on the large property so expansion of this work and more detailed sampling is needed to better define drill targets.

An induced polarization survey (IP) is planned at Troy’s Pond to map out the stratigraphic package where previously reported hole SP-06-06 intersected 0.045% U3O8 over 4.3 metres within 40 metres of surface and where pyrite and clay alteration appears to be directly associated with better uranium mineralization. The package of rocks that is host to Troy’s Pond extends for several kilometres along-strike but is largely masked by overburden.

Both excavator and hand trenching will be undertaken in areas of anticipated uranium bearing horizons and prospecting will be extended to new areas in the Strickland and White Bear target areas.

Maps of the property and various target areas are on the Company’s website at www.commanderresources.com.

ABOUT COMMANDER RESOURCES LTD.

2

Commander Resources Ltd. is a Canadian junior exploration company with control of one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. The Company also owns several high quality exploration properties that will be explored this year by partners. The Company uses a combination of aggressive land acquisition, focused projects and good deal-making to increase its exposure to success while reducing risk to shareholders.

On Behalf of the Board of Directors,

Kenneth Leigh President & CEO

For further information, please call: Commander Resources Ltd.
Telephone: (604) 685-5254 or 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

INTERIM REPORT For the Six Months Ended June 30, 2007

(See Notice)

COMMANDER RESOURCES LTD.

Notice

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. (“the Company”), for the six months ended June 30, 2007, have been prepared by management and have not been the subject of a review by the Company’s independent auditor.

COMMANDER RESOURCES LTD.
Balance Sheets
(See Notice)
(expressed in Canadian dollars)
	June 30,	December 31,
	2007	2006
		(Audited)

ASSETS
Current assets
Cash and cash equivalents	$2,272,987	$2,632,627
Cash, exploration funds (Note 14)	923,779	2,120,725
Marketable securities (Note 4)	616,378	370,378
Accounts receivable	113,683	151,982
Due from related parties (Note 10(a))	41,749	17,072
Prepaid expenses	59,271	50,530
Field supplies (Note 5)	-	112,867
Bid Deposits (Note 6)	35,985	46,035

	4,063,832	5,502,216

Mineral properties (Note 7)	17,367,039	15,788,297
Property, plant and equipment (Note 8)	51,035	53,636

	$21,481,906	$21,344,149

LIABILITIES
Current liability
Accounts payable and accrued liabilities (Note 10)	$372,584	$418,020
Future income taxes (Note 14)	834,115	834,115

	1,206,699	1,252,135

SHAREHOLDERS’ EQUITY
Share capital (Note 9(b))	33,110,770	33,908,906
Contributed surplus	69,400	17,043
Stock-based compensation (Note 9(e))	1,170,150	1,126,164
Deficit	(14,321,113)	(14,960,099)
Accumulated other comprehensive income (Note 3)	246,000	-

	20,275,207	20,092,014

	$21,481,906	$21,344,149

Nature of Operations and Going Concern (Note 1)
Commitment (Note 11)
Subsequent Events (Note 15)

Approved by the Directors:	"Kenneth E. Leigh"	"Victor A. Tanaka"

	Kenneth E. Leigh	Victor A. Tanaka

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Operations
(Unaudited - See Notice)
(expressed in Canadian dollars)

	For the Three Months Ended June		For the Six Months Ended June 30,

	2007	2006	2007	2006

General and administrative expenses
Accounting and audit (Note 9(e))	$58,115	$25,399	$109,014	$40,069
Amortization	5,888	4,914	11,347	9,728
Annual report and meeting	5,792	14,845	7,117	14,845
Consultants (Note 9(e))	17,243	25,860	49,961	35,877
Insurance	12,563	12,813	25,126	25,625
Investor relations and promotion (Note 9(e))	69,732	43,004	144,954	92,237
Legal	1,020	10,828	4,259	12,296
Office and miscellaneous	34,195	18,750	61,478	38,013
Regulatory and transfer agent fees	10,824	13,986	37,598	24,762
Rent and storage	19,346	18,118	44,732	41,726
Salaries and benefits (Note 9(e))	91,405	82,374	216,182	204,045
Stock-based compensation				-

	326,123	270,891	711,768	539,223

Loss before the undernoted	(326,123)	(270,891)	(711,768)	(539,223)
Investment income	33,158	22,327	47,933	25,383
Property investigation	(12)	(915)	(810)	(970)
Write down of marketable securities	-	-	-	-
Write down of mineral properties	-	-	-	-
Royalty Expense	-	(26,000)	-	(26,000)
Gain on sale of marketable securities	-	6,000	-	57,044

Loss before taxes	(292,977)	(269,479)	(664,645)	(483,766)

Future income tax recovery (Note 14 and Note 9(c))	-	580,040	1,303,631	1,269,864

Income (Loss) for the period	(292,977)	310,561	638,986	786,098
Deficit, beginning of period	(14,028,136)	(13,664,801)	(14,960,099)	(14,140,338)

Deficit, end of period	$ (14,321,113)	$(13,354,240)	$ (14,321,113)	$ (13,354,240)

Earnings Per Share - Basic	$(0.00)	$0.01	$0.01	$0.02
Earnings Per Share - Diluted	$(0.00)	$0.01	$0.01	$0.01

Weighted average number of shares outstanding - Basic	62,199,648	47,699,912	61,938,252	43,706,435
Weighted average number of shares outstanding - Diluted	62,199,648	61,802,491	73,710,821	57,809,014

Statements of Comprehensive Income
(Unaudited - See Notice)
(expressed in Canadian dollars)

	For the Three Months Ended June		For the Six Months Ended June 30,

	2007	2006	2007	2006

Income for the period	(292,977)	310,561	638,986	786,098
Unrealized gain of available for sale marketable securities	1,913	-	246,000	-

Comprehensive income	$(291,064)	$310,561	$884,986	$786,098

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited - See Notice)
(expressed in Canadian dollars)

	For the Three Months Ended June		For the Six Months Ended June

	2007	2006	2007	2006

Cash provided from (used for):

Operating activities
Income / (Loss) for the period	$ (292,977)	$310,561	$ 638,986	$786,098
Items not involving cash:
Amortization	5,888	4,914	11,347	9,728
Gain on sale of marketable securities	-	(6,000)	-	(57,044)
Stock-based compensation	58,626	48,274	165,525	48,274
Future income tax recovery	-	(580,040)	(1,303,631)	(1,269,864)

	(228,463)	(222,291)	(487,773)	(482,808)
Net change in non-cash working capital items:
Accounts receivable	4,992	(92,598)	38,299	(54,223)
Due from related parties	(17,612)	(9,555)	(24,677)	(8,319)
Prepaid expenses	(31,111)	(7,270)	(8,741)	12,671
Field supplies	112,867	-	112,867	-
Bid deposits	2,700	3,790	10,050	77,995
Accounts payable and accrued liabilities	61,060	96,914	81,289	30,173

	(95,567)	(231,010)	(278,686)	(424,511)

Investing activities
Cash, exploration funds	807,865	(1,143,379)	1,196,946	(940,445)
Proceeds from sale of marketable securities	-	-	-	111,019
Mineral property acquisition and exploration costs	(909,221)	(1,304,625)	(1,399,742)	(1,394,501)
Accounts payable and accrued liabilities
	(143,443)	547,276	(126,725)	486,856
related to mineral properties
Purchase of equipment	(6,444)	(3,488)	(8,745)	(3,488)

	(251,243)	(1,904,216)	(338,266)	(1,740,559)

Financing activity
Shares issued for cash, net of issue costs	58,418	5,288,957	257,312	5,308,524

Increase (decrease) in cash and cash equivalents	(288,392)	3,153,731	(359,640)	3,143,454
Cash and cash equivalents, beginning of period	2,561,379	111,445	2,632,627	121,722

Cash and cash equivalents, end of period	$ 2,272,987	$3,265,176	$ 2,272,987	$3,265,176

Supplemental Cash Flow Information (Note 13)

See Accompanying Notes to the Financial Statements

1.	Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources that are economically recoverable (“ore reserves”). The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

the discovery of ore reserves;

the ability of the Company to obtain financing to complete development; and

future profitable production from the properties or proceeds from disposition.

At June 30, 2007, the Company has an accumulated deficit of $14,321,113 (2006 – $13,354,240) and has working capital of $3,691,248 (2006 – $5,084,196), which is sufficient to achieve the Company’s currently planned business objectives for fiscal 2007. The Company may need to complete further financings for additional drilling and exploration activities as required.

These interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a) Use of estimates

The preparation of financia l statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of depreciation for property, plant and equipment, the recoverability of mineral property costs, estimates of accounts payable and accrual liabilities, the assumptions used in the determination of the fair value of stock-based compensation, and the determination of the valuation allowance for future income tax assets. Actual results may differ from those estimates.

(b) Financial instruments

The fair values of the Company’s cash and cash equivalents, cash exploration funds, accounts receivable, deposits and accounts payable and accrued liabilities approximate their carrying amounts due to the immediate or short-term to maturity of these financial instruments. It is not practical to determine the fair value of the amounts outstanding from related parties due to its related party nature and absence of a market for such instruments.

2.	Significant Accounting Policies (continued)

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash, cash equivalents and cash explorations funds have been placed with major Canadian financial institutions.

	(c)	Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities or redemption provisions of three months or less from the date of acquisition.

	(d)	Marketable securities

Prior to January 1, 2007, marketable securities were carried at the lower of cost or quoted market value on an individual stock by stock basis. When market value was below cost, any unrealized loss was charged to operations. With the adoption of CICA Sections 1530, “Comprehensive Income” and 3855, “Financial Instruments – Recognition and Measurement”, marketable securities are measured at fair market value in the consolidated financial statements with the unrealized gains or losses recorded in other comprehensive income (Note 3 and 4).

	(e)	Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property- by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by- property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

2.	Significant Accounting Policies (continued)

	(f)	Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization. Amortization is recorded using the straight line method at annual rates of 20%. Leasehold improvements are amortized on a straight line basis over the six- year term of the lease.

	(g)	Asset retirement obligations

The Company accounts for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

	(h)	Impairment of long -lived assets

The Company accounts for the recognition, measurement and disclosure of the impairment of non- monetary long- lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets when such amounts are known.

	(i)	Flow-through shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to the subscribers. The tax impact to the Company of the renouncement is recorded on the date that the Company renounces the tax deductions, through a decrease in share capital and the recognition of a future tax liability.

	(j)	Stock -based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense in the period the stock-based compensation expense vests or when the awards or rights are granted, with a corresponding increase to option compensation under shareholders’ equity. When stock options are exercised, the corresponding fair value is transferred to share capital or when stock options are forfeited, cancelled or expire, the corresponding fair value is transferred to contributed surplus.

	(k)	Income taxes

Income taxes are calculated using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

2.	Significant Accounting Policies (continued)

	(l)	Consolidation of variable interest entities

The Company applies consolidation principles to entities that are subject to control on a basis other than ownership based on voting e quity. The Company adopted the Accounting Guideline 15 “Consolidation of Variable Interest Entities” on January 1, 2005 and the adoption did not have any impact on these financial statements.

	(m)	Earning / (Loss) per share

Earning or Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted losses per share are the same.

	(n)	Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.	Changes in Accounting Policies

The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on January 1, 2007. The adoption of these new standards resulted in changes in accounting have been recorded in opening accumulated comprehensive income as describe below.

	(a)	Comprehensive Income

Comprehensive income is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments such as marketable securities.

The adoption of this Section implied that the Company now presents a consolidated statement of comprehensive income as a part of the consolidated financial statements.

	(b)	Financial Instrument – recognition and measurement

Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held -to- maturity investments, loans and receivables, available -for-sale financia l assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period which they arise. Available -for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses

3.	Changes in Accounting Policies (continued)

included in other comprehensive income until the instrument is derecognized or impaired. As a result of the adoption of these standards, the Company has made the following classifications:

Cash and cash equivalents, exploration funds are classified as financial assets held for trading and are measured at fair value. Gains and losses related to periodical revaluation are recorded in net income.

Marketable securities are classified as available -for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with the unrealized gains or losses recorded in other comprehensive income. At the time securities are sold or otherwise disposed of, gains or losses are included in net income (loss).

Accounts receivable s are classified as loans and receivables and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

Accounts payable and accrued liabilities are classified as other liabilities and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

(c) Hedges

Section 3865 “Hedges” is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 “Hedging Relationships” and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. At June 30, 2007, the Company had no hedging relationships.

4.	Marketable Securities

			As at 30-Jun-07			As at 31-Dec-06

				Year-to-			Accumulated
			Quarterly	Date			Adjustment of
			Unrealized	Unrealized			Gain/(Loss) at the
	Book Value	Market Value	Gain/(Loss)	Gain/(Loss)	Book Value Market Value		beginning of 2007

Fjordland (FEX.V)	101,353	170,824	31,059	25,883	101,353	144,941	43,588

Diamonds North (DDN.V)	250,525	404,200	(4,700)	56,400	250,525	347,800	97,275

Uranium North	-	280	280	(186)	-	466	466

Alto Ventures (ATV.V)	3,500	5,500	(1,500)	250	3,500	5,250	1,750

Bayswater (BAY.V)	15,000	35,574	(23,226)	(12,642)	15,000	48,216	33,216

Pamlico Gold	-	-	-	-	-	-	-

Total	370,378	$616,378	$1,914	$ 69,705	370,378	$546,673	$176,295

5.	Field Supplies

The Company consumed field supplies of $112,867 during the quarter ended June 30, 2007. The field supplies consist of fuel and other supplies, which were stored in a facility in the Hamlet of Clyde River, Nunavut.

6.	Bid Deposits

As at June 30, 2007, the Company posted $35,985 for bonds , mainly in lieu of work on its Newfoundland projects. The bonds are refundable upon approval of assessment reports that are filed with the government.

7.	Mineral Properties

At June 30, 2007 and December 31, 2006, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Gold Project at Baffin,		Uranium Project at Hermitage,			Other Properties		Total
	Nunavut		Newfoundland

	Qimmiq	Bravo Lake	Hermitage	Strickland	Other	Active	Inactive
						Projects	Projects

Balance at
31-Dec-06	$ 7,458,164	$ 1,503,306	$ 1,472,275	$ 722,879	$6,431	$ 1,344,926	$ 3,280,315	$ 15,788,297

Additions during the period:

Acquisition costs:	-	-	85,240	-	187,700	-	-	272,940

Exploration costs:
Drilling	276,488	54,952	664,941	20,663	1,194	10,783	2,360	1,031,381
Geochemistry	1,952	263	4,500	-	-	-	(1)	6,714
Geology	117,262	10,190	109,098	27,717	34,004	9,034	9,699	317,004
Geophysics	4,467	1,400	18,791	4,307	713	-	(1)	29,677
Mobilization/demob.	-	-	-	-	-	-	-	-
Property	10,778	-	634	-	647	8,579	7,134	27,772
Prospecting	26,101	6,525	4,168	-	93,225	-	0	130,019
Trenching/line cutting	-	-	-	-	-	-	-	-
Administration and Others	-	-	1,856	585	3,050	-	(0)	5,491

	437,048	73,330	803,988	53,272	132,833	28,396	19,192	1,548,059

Less:
Recoveries	-	-	(79,400)	(8,900)	-	(153,957)	1	(242,257)
Write down	-	-	-	-	-	-	-	-

	-	-	(79,400)	(8,900)	-	(153,957)	1	(242,257)

Net additions	437,048	73,330	809,828	44,372	320,533	(125,561)	19,192	1,578,742

Balance at
30-Jun-07	$ 7,895,212	$ 1,576,636	$ 2,282,103	$ 767,251	$326,964	$ 1,219,366	$ 3,299,507	$ 17,367,039

7. Mineral Properties (continued)

	Baffin, Nunavut			Newfoundland Properties		Other Properties		Total

	Qimmiq	Bravo Lake	Hermitage	Strickland	Other	Active	Inactive
						Projects	Projects

Balance at
31-Dec-05	$ 5,404,656	$ 775,795	$517,996	$ -	$-	$ 1,307,166	$ 3,697,646	$11,703,259

Additions during the period:

Acquisition costs:	-	-	101,550	38,680	-	149,277	490	289,996

Exploration costs:
Drilling	1,764,975	615,781	1,563	260,985	-	-	19,910	2,663,214
Geochemistry	12,440	39	112,821	23,649	-	-	853	149,803
Geology	48,236	27,248	153,561	94,662	-	41,452	21,054	386,212
Geophysics	15,502	5,004	410,332	104,111	5,272	19,156	1,219	560,594
Mobilization/demob.	48,022	20,581	-	-	-	-	-	68,603
Property	-	10	400	3,000	-	11,076	20,181	34,667
Prospecting	185,271	65,922	305,534	209,422	2,319	-	4,747	773,215
Trenching/line cutting	-	-	450	-	-	-	-	450

	2,074,445	734,585	984,661	695,829	7,590	71,684	67,963	4,636,757

Less:
Recoveries	(20,937)	(7,074)	(131,932)	(11,630)	(1,159)	(8,950)	(174,586)	(356,269)
Write down	-	-	-	-	-	(174,250)	(311,198)	(485,448)

	(20,937)	(7,074)	(131,932)	(11,630)	(1,159)	(183,200)	(485,784)	(841,716)

Net additions	2,053,508	727,511	954,280	722,879	6,431	37,761	(417,331)	4,085,037

Balance at
31-Dec-06	$7,458,164	$1,503,306	$ 1,472,275	$722,879	$ 6,431	$1,344,926	$ 3,280,315	$15,788,297

7.	Mineral Properties (continued)

Acquisitions

The acquisition of title to mineral properties is a detailed and time -consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(a) Newfoundland Uranium Properties

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four-year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $42,000 in cash has been paid and 120,000 common shares have been issued. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share, see Note 9(f) for warrant terms. The agreement is subject to a 2% of Net Smelter return Royalty (“NSR”) for the vendors with a buy-back of one-half of the royalty for $1 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four -year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $43,000 in cash has been paid and 100,000 common shares have been issued. The agreement is subject to a 2% NSR for the vendor with a buy-back of one-half of the royalty for $1 million.

On November 1, 2005, the Company acquired an additional 1,600 claims bringing the total property size to 99,200 acres (40,000 hectares).

7.	Mineral Properties (continued)

	(a)	Newfoundland Uranium Properties (continued)

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation, successor company to Pathfinder Resources Ltd. (“Bayswater”) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company’s property. In consideration, the Company received a 2% NSR on all commodities produced from the claims and was issued 150,000 common shares of pre-merger Pathfinder for providing certain geological and technical information that was used in staking the Hermitage East and West properties. Bayswater is a related party to the Company by virtue of a common director.

On June 19, 2006, the Company entered into a 50:50 joint venture agreement with Bayswater to stake the 151,000 acre (61,000 hectare) Cochrane Pond property adjacent to the Hermitage properties. If either party’s interest dilutes below 10%, then that party’s interest will convert to a 10% of Net Proceeds of Production Royalty. The Company is the Operator of the joint venture.

On June 26, 2006, the Company staked the Strickland Property, 147 claims totalling 9,100 acres (3,675 hectares) southwest of the Hermitage property.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors . and R . Quinlan to purchase a small claim block located in the middle of the Company’s wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of the Company over a four- year period. The vendors will retain a 2% NSR, one-half of which may be bought by the Company at any time for $1 million. The first year’s obligation of $3,000 cash was paid and 25,000 shares were issued.

On December 6, 2006, the Company entered into an agreement with Bayswater to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212 acre Murphy property strategically located east and contiguous with the Company's Hermitage property. The first year obligations attributable to the Company include a cash payment of $12,500 (paid) and issuance of 80,000 common shares of the Company to Bayswater (issued), and funding $50,000 in exploration expenditures.

The Company's share of optional obligations following the first year includes additional cash payments of $175,000, issuing to Bayswater common shares in the Company equal to the value of 450,000 common shares of Bayswater at the date of issuance over three years and contributing $450,000 in exploration expenditures over four years. The underlying owner's 10% property interest may be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. Bayswater may reduce the NSR to 2% by paying the owner $2 million, of which $1 million would be payable by the Company.

7.	Mineral Properties (continued)

	(a)	Newfoundland Uranium Properties (continued)

On March 1, 2007, the Company reported that it had entered into an agreement with Vulcan Minerals Inc. ("Vulcan") on Vulcan's 38,350 hectare Bay St. George Property in southwestern Newfoundland. The Company may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five -year period by issuing to Vulcan 500,000 common shares and completing $3.5 million in exploration work, including 150,000 shares of the Company on regulatory approval (issued) and $100,000 of exploration expenditures in the first year. An initial cash payment of $50,700 (paid) will be paid to Vulcan to cover refundable staking deposits with the provincial Department of Natural Resources. Any future refunds will be the property of the Company. Once the Company has earned its 80% interest, a joint venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production.

	(b)	Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton Diamonds”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated (“NTI”) leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton Diamond’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study by December 31, 2014. The Company has made sufficient expenditures to vest a 50% interest. Since the initial date of the agreement, the property has been reduced to five leases totaling 58,000 acres (23,600 hectares).

The option agreement is subject to a variable net smelter return gold royalty ranging from 1% to 3% based on gold prices (royalties are now held by International Royalty Corporation) and a 12% royalty to NTI on net profits payable on production. If a mineral discovery, excluding gold, is made, BHP Billiton Diamonds may exercise a back-in option on the mineral discovery allowing BHP Billiton Diamonds to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

	(c)	Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited, (now named Xstrata PLC, “Xstrata”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres (290,000 hectares) on Baffin Island, Nunavut. The original permits adjoined the Qimmiq and Dewar Lake properties optioned from BHP Billiton Diamonds. The Company may earn a 100% interest in Xstrata’s exploration rights and interests on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

Under the agreement, if a nickel and/or base metal mineral discovery is made, Xstrata may exercise a back-in option on the mineral discovery to acquire up to an aggregate 75% interest. If a diamond resource discovery is made, Xstrata may exercise a back-in option to acquire up to an aggregate 50% interest. There are no back-in rights to gold.

7.	Mineral Propertie s (continued)

	(c)	Bravo Lake, Nunavut (continued)

The agreement is subject to the following royalties payable to Xstrata:

on gold, a sliding scale NSR from 1% to 3% based on gold prices;

on nickel production, a 2% NSR;

on diamonds, a 2% gross overriding royalty; and

on base metal production, a 1.5% NSR.

In the fall of 2005, the Company staked nineteen mineral claims to cover the favourable portions of the prospecting permits in advance of their expiry. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

7.	Mineral Properties (continued)

	(d)	Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 25% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at June 30, 2007 and December 31, 2006 are as follows:

	CMD Ownership %	Metal	Q2/2007	2006

Active Projects
British Columbia
Abe and Pal (1)	100	Copper - Gold	$103,457	$49,112
Aten, Mate and Tut (2)	100	Copper - Gold	725	87,943
Tam (3)	10	Copper	54,524	54,524
Quebec
Despinassy (4)	24.5	Gold	93,209	92,886
Newfoundland
Cochrane Pond	50	Uranium	(40,909)	66,649
Yukon
Olympic, Rob (5)	100	Copper-Gold-Uranium	1,008,360	993,813

Total Active Projects			$1,219,366	$1,344,926

	CMD Ownership %		Q2/2007	2006

Inactive Projects
British Columbia
Haw	100	Copper-Gold	8,146	4,577
Labrador
Sarah Lake (6)	48	Nickel	1,163,063	1,158,295
Adlatok (7)	60	Nickel	134,123	132,062
Sally (8)	100	Nickel	61,875	61,509
Sadie	100	Nickel	8,796	8,796
Ontario
Matheson	41.6	Gold	14,213	14,213
McVean	100	Gold	8,694	8,694
Sabin	100 - 58.5	Copper-Zinc	97,178	92,633
Newfoundland
Green Bay (9)	100	Gold-Copper-Zinc	437,744	435,566
New Brunswick
Nepisiguit/Stewart (11)	100	Copper-Zinc	1,361,063	1,359,359
Yukon
Rein	25	Barite	4,612	4,612

Total Inactive Projects			$3,299,507	$3,280,315

Total Other Properties			$4,518,873	$4,625,243

7.	Mineral Properties (continued)

	(d)	Other Properties (continued)

		(1)	Abe and Pal, British Columbia

On October 12, 2004, the Company entered into a Purchase and Royalty Agreement to purchase John Robins’ 50% interest in the Abe and Pal porphyry copper-gold mineral properties located within the Quesnel Trough of British Columbia, to own a 100% interest in the properties. The Company issued to Robins 70,000 units consisting of one common share and one-half of one purchase warrant (expired on October 27, 2005, unexercised). In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party. A third party deal that included Abe and Pal was executed subsequent to December 31, 2006 as summarized in 7d(2) below.

		(2)	Aten, Mate and Tut, British Columbia

On February 7, 2007, the Company reported that it had entered into an agreement with Geoinformatics Exploration Canada Limited (“GXL") whereby GXL may earn an initial 60% interest and an ultimate 80% interest in the Company’s five properties in the Omineca Mining District, British Columbia, located about 100 kilometers south of the Kemess Copper-Gold mine. The properties include Abe, Pal, Mate, Aten and Tut. GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to the Company $300,000 in cash of which $50,000 in cash and $750,000 in work expenditures is the commitment for 2007 and a second cash payment of $250,000 made to the Company once GXL vests at 60%.

Upon earning 60%, GXL will continue to sole -fund work on the property until GXL completes and delivers a positive pre-feasibility study to the Company and pays the Company $1.5 million, at which time GXL will have earned an 80% working interest in the properties. Once GXL vests at 80%, a joint venture will be formed (CMD 20% / GXL 80%). Funding on the properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, the Company will be entitled to propose a budget and program on the Properties, which will be funded pro-rata or GXL's interest will dilute. A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million. An underlying agreement between the Company and John Robins, summarized in Note 7d(1), applies to the ABE and PAL claims only. Under this underlying agreement, fifty-percent of the cash considerations attributable to Abe and Pal less 10% management fees and a royalty consideration will be transferred to John Robins.

		(3)	Tam, British Columbia

On September 9, 2005, the Company entered into an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 20,800 acres (8,400 hectares) of mineral claims in the Omineca area of British Columbia, hereinafter referred to as the Tam/Misty property. In addition, the Company will receive 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the Tam claims) totaling 75 hectares owned by the Company which lie within the boundary area of the Tam/Misty property.

7.	Mineral Properties (continued)

	(d)	Other Properties (continued)

On February 13, 2006, Teck Cominco Limited (“Teck Cominco”) entered into an option agreement with prospectors Lorne Warren and Wesley Grant Luck on the Tam/Misty property. Teck Cominco can earn 100% of Warren and Luck’s 90% interest by making $525,000 in staged cash payments and incurring $2.6 million in exploration expenditures before December 31, 2011. As part of the Company’s 10% carried interest in the Tam/Misty property, the Company received a cash payment of $2,500. In addition, the Company may receive a 1.5% NSR of which $250,000 is payable, as an advance royalty, starting on December 31, 2012. This royalty is subject to a buy-down provision that, if exercised, would pay $1.0 million to the Company.

		(4)	Despinassy, Quebec

On April 26, 2004, Cameco Corporation (“Cameco”), the Company’s Joint Venture Partner on the Despinassy project in Quebec, entered into an Agreement with Alto Ventures Ltd. (“Alto Ventures”) for Cameco’s 70% interest in the project. The Company waived it’s right of first refusal under the Joint Venture in consideration for 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share; Alto Ventures carried the Company for $150,000 of Joint Venture obligations; and the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw from the Agreement with Cameco.

		(5)	Olympic & Rob, Yukon

On May 1, 2006, the Company signed a Letter of Intent with Blackstone Ventures Inc. (“Blackstone”) to acquire Blackstone’s 50% interest in the Rob uranium property, Yukon Territory, to increase the Company’s interest to 100%. In consideration, the Company issued 305,000 common shares to Blackstone and granted a 1% NSR on metal production from the Property, which may be reduced to 0.5% at any time for $1,000,000.

On August 2, 2006, the Company signed a Letter of Intent with Fjordland Exploration Inc. (“Fjordland”) on the Company’s wholly- owned Olympic -Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property otaling $7 million over a five-year period ending on December 31, 2011. Of this, $50,000 (received) and 350,000 treasury shares (received) were payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland’s 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

7.	Mineral Properties (continued)

(d) Other Properties (continued)

Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 Joint Venture is formed, each party shall fund its share of on-going costs pro-rata. Should either party’s interest be reduced below 10%, its interest shall convert to a 10% NPI.

(6) Sarah Lake, Labrador

The Company owns a 48.2% interest in the Sarah Lake property. Donner Metals Ltd. owns 51.8% and is the operator of the property.

(7) Adlatok 1, Labrador

The Company has a 59.9% interest in the Adlatok 1 property.

(8) Sally, Labrador

The Company owns a 100% interest in the Sally property.

(9) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(10) Big Hill, Newfoundland

During 2006, the Company allowed the option to terminate and, accordingly, the carrying value of the property was written down by $209,618 to $Nil.

(11) Nepisiguit/Stewart, New Brunswick

The Company’s 100% owned Nepisiguit/Stewart copper/zinc property is located in the Bathurst area of New Brunswick. On September 27, 2005, the Company negotiated a royalty agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) on the Nepisiguit portion of the property. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and held a 2% NSR with no buy-down provision. Under the new royalty agreement, the Company provided BHP Billiton with a 2.75% NSR subject to a buy- down to 1.0% NSR for $1.5 million at any time. In exchange for the increased NSR, BHP Billiton agreed to waive its right to earn back a 55% interest and therefore, has no future right to earn a participating interest in the property.

(12) Dewar Lake, Nunavut

The Company earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds by incurring $200,000 in expenditures on the property. This expenditure was completed by December 31, 2004. No further significant work was completed in 2005 and 2006, and the final remaining prospecting permit expired on January 31, 2007. The property carrying value of $275,829 was written down to zero in December 2006.

8.	Property, Plant and Equipment

				30-Jun-07
			Accumulated	Net Book
		Cost	Depreciation	Value

	Furniture and fixtures	$57,240	$54,073	$3,167
	Computer equipment	167,029	133,308	33,721
	Leasehold improvements	28,293	14,146	14,147

		$252,562	$201,527	$51,035

				31-Dec-06
			Accumulated	Net Book
		Cost	Depreciation	Value

	Furniture and fixtures	$57,240	$52,927	$4,313
	Computer equipment	158,284	125,465	32,819
	Leasehold improvements	28,293	11,789	16,504

		$243,817	$190,181	$53,636

9.	Share Capital

	(a)	Authorized:

Unlimited common shares without par value

	(b)	Issued and outstanding common shares:

	Number of
	Shares	Amount

Balance, December 31, 2005	39,599,648	25,316,856
Issued for cash:
Private placements, net of issue costs	17,469,808	7,306,437
Exercise of options, for cash	734,332	196,347
Exercise of warrants, for cash	3,074,787	1,510,154
Issued for other consideration:
Income tax effect on flow-through share renunciation		(689,824)
Exercise of options, stock-based compensation (Note 9(e))		115,806
For mineral property	409,000	153,130

Balance, December 31, 2006	61,287,575	33,908,906
Issued for cash:
Private placements, net of issue costs		(879)
Exercise of options, for cash	366,835	98,567
Exercise of warrants, for cash	319,250	159,625
Issued for other consideration:
Income tax effect on flow-through share renunciation (Note 9(c))		(1,303,631)
Exercise of options, stock-based compensation (Note 9(e))		69,182
For mineral property	330,000	179,000

Balance, June 30, 2007	62,303,660	33,110,770

(c)	Income tax effect on flow-through share renunciation

In February 2007, the Company renounced $1,669,999 of exploration expenditures under its flow- through share program, resulting in a future tax liability of $580,040, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $580,040 (see Note 14).

In March 2007, the Company renounced $2,120,725 of exploration expenditures under its flow - through share program, resulting in a future tax liability of $723,591, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $723,591 (see Note 14).

9.	Share Capital (continued)

	(d)	Stock options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, the Company may grant stock options for the purchase of up to 12,300,000 common shares and has 5,482,169 options outstanding as of June 30, 2007. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At June 30, 2007, the Company had stock options outstanding for the purchase of 5,482,169 common shares with an average remaining contractual life of 3.0 years, of which 3,624,669 stock options are exercisable at June 30, 2007.

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2005	3,585,335	$0.39
Granted	1,112,000	$0.35
Exercised	(734,332)	$0.19

Outstanding at December 31, 2006	3,963,003	$0.40
Granted	2,015,000	$0.47
Exercised	(366,834)	$0.27
Expired	(129,000)	$0.00

Outstanding at June 30, 2007	5,482,169	$0.33

9.	Share Capital (continued)

	(d)	Stock options (continued)

The following summarizes information about stock options outstanding at June 30, 2007:

Number of	Exercise	Expiry Date
Shares	Price

202,003	$0.20	January 23,	2008
161,666	$0.26	August 20,	2008
700,000	$0.53	January 21,	2009
50,000	$0.64	February 19,	2009
692,000	$0.56	May 18,	2009
40,000	$0.40	September 6,	2009
200,000	$0.40	September 21,	2009
383,000	$0.25	July 19,	2010
282,000	$0.39	May 7,	2011
656,500	$0.30	June 19, 2011
100,000	$0.56	October 22,	2011
415,000	$0.87	January 2,	2012
300,000	$0.41	May 8,	2012
1,300,000	$0.36	June 7,	2012

5,482,169

The fair value of stock options used to calculate compensation expense is estimated using the Black-
Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	2.64%
Expected dividend yield	0.00%
Expected stock price volatility	109.13%
Expected option life in years	3.0

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the period.

9.	Share Capital (continued)

	(e)	Stock-based compensation

The following summarizes information about option compensation:

	30-Jun-07	31-Dec-06

Stock-based compensation, beginning of period	$1,126,164	$1,097,149
Stock-based compensation expense	165,525	144,821
Reallocated to capital stock	(52,357)
Reallocated to contributed surplus	(69,182)	(115,806)

Stock-based compensation, end of period	$1,170,150	$1,126,164

The stock-based compensation expense totalled $58,626 in the threes months ended June 30, 2007, compared to $48,274 in the same period of 2006. The expenses have been reallocated to Investor
Relations, Audit & Accounting, Consulting and Wages & Benefits in the income statement.

		For the Three Months		For the Six Months Ended

		30-Jun-07	30-Jun-06	30-Jun-07	30-Jun-06

	Audit and accounting	$12,140	$7,027	$31,307	$7,027
	Consulting	8,243	15,474	31,961	15,474
	Investor relations	-	1,976	1,976	1,976
	Salary and benefits	38,243	23,797	100,281	23,797

		$58,626	$48,274	$165,525	$48,274

(f)	Warrants and Agent’s Warrants

At June 30, 2007, the Company had outstanding warrants for the purchase of an aggregate 5,054,750 common shares as follows:

		Outstanding				Outstanding
Exercise		at				at
Price	Expiry Date	31-Dec-06	Issued	Exercised	Expired	30-Jun-07

$0.50	May 15, 2008*	5,220,000	-	165,250		- 5,054,750

9.	Share Capital (continued)

	(f)	Warrants and Agent’s Warrants (continued)

At June 30, 2007, the Company had outstanding agent’s warrants for the purchase of an aggregate 1,235,650 common shares as follows:

				Outstanding				Outstanding
Exercise				at				at
Price	Expiry Date			31-Dec-06	Issued	Exercised	Expired	30-Jun-07

$0.50	May	11,	2007*	213,089	-	154,000	59,089	-
$0.50	May	15,	2008*	1,040,400	-	-	-	1,040,400
$0.50	May	15,	2008*	195,250	-	-	-	195,250

				1,448,739	-	154,000	59,089	1,235,650

* All of the warrants and Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

10.	Related Party Transactions

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with four other companies related by virtue of directors in common. Included in due from related parties is an aggregate of $41,749 owed by those companies for shared administrative expenses.

(b) During the six months ended June 30, 2007, the Company paid or accrued $16,159 in legal fees and disbursements to a law firm in which a director of the Company, Brian Abraham, is a partner. During the three months ended June 30, 2007, the Company paid or accrued $5,796 in legal fees and disbursements to the law firm.

(c) Included in marketable securities are 29,400 common shares of Bayswater and 517,647 common shares of Fjordland Exploration Inc., a company related by virtue of a director in common, and 470,000 common shares of Diamonds North Resources Ltd. , a company related by virtue of another director in common.

11.	Commitment

The Company shares the cost of the office premises with several companies based on the proportion to the area occupied. The lease of the office premises was signed by one of the companies and that company bills other companies. Certain of the companies are related by virtue of directors in common. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

12.	Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

13.	Supplemental Cash Flow Information

	For the Three Months Ended		For the Six Months Ended

	30-Jun-07	30-Jun-06	30-Jun-07	30-Jun-06

Significant non-cash operating, investing and financing activities:
Investing activities:
Marketable securities received for mineral property	$-	$-	$-	$45,000
Shares issued for mineral property	19,800	121,950	179,000	136,380

	$19,800	$121,950	$179,000	$181,380

Financing activities:
Income tax effect on flow-through share renouncement	$-	$(580,040)	$(1,303,631)	$(1,269,864)
Shares issued for mineral property	(19,800)	136,380	(179,000)	136,380
Fair value of options exercised	20,240	23,221	69,182	26,903

	$440	$(420,439)	$(1,413,449)	$(1,106,581)

Other cash flow information:
Interest received	$33,158	$12,269	$47,933	$15,264
Income taxes paid	$-	$-	$-	$-

14.	Income Taxes

The Company’s future income tax liability arises primarily from the renunciation of mineral exploration costs on flow-through shares issued to investors. Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow -through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2006 and which are segregated for such expenditures. As at June 30, 2007, the amount of flow-through proceeds remaining to be expended was $923,779.

15.	Subsequent Events

(a)	On July 3, 2007, the Company reported that Fjordland Exploration Inc. had commenced drilling on the Company's 100% owned Olympic -Rob IOCGU (iron oxide copper-gold-uranium) project located in the Wernecke -Ogilvie Mountains region of the Yukon, Canada. The program is to comprise four holes on the Rob zone and two holes on the Olympic zone for approximately 2,000 metres of drilling. The exploration program is budgeted for $600,000, which is Fjordland's required first year expenditure under the terms of an option agreement.

15.	Subsequent Events (continued)

(b)	On July 6, 2007, the Company reported that Global Gold Uranium LLC ("Global Gold Uranium"), a wholly owned subsidiary of Global Gold Corporation ("Global Gold") commenced an airborne radiometric and magnetic survey over the Cochrane Pond uranium property located in southern
Newfoundland. The survey and a follow-up prospecting program, funded and operated by Global Gold, is part of the minimum $500,000 program required under an option agreement dated April 13, 2007.

(c)	On July 11, 2007, the Company reported that Geoinformatics Exploration Canada Limited ("GXL"- TSX
Venture) commenced its 2007 work program on The Company's wholly owned package of five (5)
copper-gold porphyry properties located about 100 km south of the Kemess Copper-Gold mine in the
Omineca Mining District, British Columbia. The program, to be funded and operated by GXL, is budgeted at about $ 1 million and will include approximately 3000 metres of drilling on at least two of the properties. This represents the first term of an option agreement between GXL and The Company with a minimum of $750,000 in committed expenditures by GXL in 2007.
(d)	On July 25, 2007, the Company reported that it was preparing to commence a follow-up program on its
Hermitage uranium project in southern Newfoundland. This phase of exploration on the property is designed to expand and better define uranium zones intersected in the first stage drill program earlier this year and to develop targets for wider intervals of better uranium grades. The results will be used to plan a follow-up drill program that could start in early fall.

Form 52-109F2 Certification of Interim Filings

I, Ken Leigh, President of Commander Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-
109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Commander
Resources Ltd.. (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2007

“Ken Leigh”___
Ken Leigh
President

510 – 510 Burrard Street, Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax (604) 685-2814

Form 52-109F2 Certification of Interim Filings

I, Michael Chen, Chief Financial Officer of Commander Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-
109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Commander
Resources Ltd.. (the issuer) for the interim period ending June 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2007

“Michael Chen”______
Michael Chen
Chief Financial Officer

510 – 510 Burrard Street, Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax (604) 685-2814

INTERIM REPORT Management Discussion & Analysis FORM 51-102F1 For the Six Months Ended June 30, 2007

Management Discussion and Analysis
For the Period Ended June 30, 2007	FORM 51-102F1

Description of Business

Commander Resources Ltd. (“the Company”) is a company engaged in the acquisition and exploration of prospective gold, uranium and base metal properties primarily in Canada. The Company is currently focusing its activities on a gold project on Baffin Island, Nunavut and on a uranium property in southern Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the period ended June 30, 2007.

Forward-Looking Information and Report Date

This Management Discussion and Analysis (“MD&A”) may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words “anticipate”, “believe”, “estimates”, “expects” and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company’s proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of August 29, 2007 (the “Report Date”).

Highlights for the Period Ended June 30, 2007

During the three months ended June 30, 2007, the Company was actively exploring the Hermitage uranium project in Newfoundland.

(a)	On April 9, 2007, the Company reported results from five diamond drill holes from the initial test of the Blue Hills Main showing on the Hermitage Project. Seven holes totalling 993 metres were completed. Drill results indicate that a fault may have offset the more significant portion of the mineralized zone tested at surface.

Further groundwork is planned to determine the fault movement and location of the offset mineralized zone.

(b)	On April 13, 2007, the Company reported it and Bayswater Uranium Corp. collectively, the "Companies", entered into an agreement with Global Gold Uranium LLC ("Global Gold Uranium"), a wholly owned subsidiary of Global Gold Corporation ("Global Gold") whereby Global Gold Uranium may earn up to a 60% interest in the Companies' 2,600 claim, 61,000 hectare Cochrane Pond property located in southern Newfoundland (the "Property"). The Companies own the Property under a 50:50 Joint Venture. Commander is the Operator. The claims were staked jointly by the Companies' in early 2006 to cover favourable geology after uranium discoveries were made on Commander's adjacent Hermitage Property. No significant exploration work has been done on the Property.

Global Gold Uranium may earn an initial 51% working interest in the Property over a four year period by making total cash payments to the Companies of US$700,000, issuing 350,000 shares of Global Gold and completing exploration expenditures of $3.5 million (the "Initial Option"). Of the total cash payments, USD$200,000 were paid upon signing and approval, and of the total shares, 150,000 shares were issued on signing and approval. The first years committed work expenditure is $500,000.

Once Global Gold Uranium has vested a 51% in the Property through the Initial Option, Global Gold Uranium shall continue funding the project by either; (a) completing the next $2 million in exploration on the Property over a maximum two (2) year term; or (b) funding and delivering to the Companies a feasibility study on the property within a maximum of three (3) years. Following completion of either (a) or (b), Global Gold Uranium will have increased its interest in and to the Property to 60% (the "Second Stage"). Should

Management Discussion and Analysis
For the Period Ended June 30, 2007	FORM 51-102F1

Global Gold Uranium fail to complete the Second Stage by completing either (a) or (b), the interest will flip such that the Companies will hold 51% and Global Gold Uranium 49% in and to the Property.

Once Global Gold Uranium has vested the Second Stage, a joint venture will be formed, 60% as to Global Gold Uranium and 40% as to the Companies. The project will be funded pro-rata by Global Gold Uranium and the Companies according to their retained interest. If either Global Gold Uranium's or the Companies' interest is diluted below 10%, that party's interest will convert to a Royalty.

Either party may, at any time up to the commencement of commercial production, elect to convert their respective interest to a 2% gross uranium sales royalty in the case of a uranium deposit or a 2% NSR in the case of a non-uranium deposit ("Royalty"). In either case, 50% of the Royalty obligation may be purchased at any time prior to commercial production for a $1,000,000 cash payment.

(c)	On May 7, 2007, the Company reported the completion of the Phase 1 drill program on the Hermitage uranium project. A total of 31 holes were completed for the entire drill program that started in late 2006.

(d)	On June 4, 2007, the Company reported assay results from drilling on the He2 and Doucette targets in the White Bear area of the Hermitage property. Values up to 0.11% U3O8 were intersected in two holes at the Doucette prospect and in one hole at the He2 prospect. At He2, a radon gas anomaly extends for more than one kilometre northeast along-strike from the current drilling. Permissive rock units that host uranium at Doucette extend for several kilometres to the east from the drilled area as indicated by the magnetic pattern.

Anomalous values up to 0.02% U3O8 were intersected in the two holes that tested the He1A prospect. The holes were drilled 50 to 150 metres up-ice from uranium bearing boulders. In addition, numerous 1 to 4 metre thick strata in several other drill holes with anomalous uranium values ranging from 10 to 50 times background values further indicate widespread uranium enrichment in the area.

(e)	On June 18, 2007, the Company reported that that crews and equipment were mobilizing to resume exploration and drilling of the Baffin Island gold project in Nunavut. The goals of the program include further evaluation of the Brent mineralization discovered in 2006, drill testing of other high priority targets, including extensions of the Ridge Lake prospect, and exploration to discover new gold occurrences.

Subsequent Events to June 30, 2007

(a)	On July 3, 2007, the Company reported that Fjordland Exploration Inc. commenced drilling on the Company's 100% owned Olympic -Rob IOCGU (iron oxide copper-gold-uranium) project located in the Wernecke - Ogilvie Mountains region of the Yukon, Canada . Four holes on the Rob zone and two holes on the Olympic zone are planned for approximately 2,000 metres of drilling. The exploration program is budgeted for $600,000, which is Fjordland's required first year expenditure under the terms of the underlying option agreement.

(b)	On July 6, 2007, the Company reported that Global Gold Uranium LLC ("Global Gold Uranium"), a wholly owned subsidiary of Global Gold Corporation ("Global Gold") commenced an airborne radiometric and magnetic survey over the Cochrane Pond uranium property located in southern Newfoundland. The survey and a follow-up prospecting program, funded and operated by Global Gold, is part of the minimum $500,000 program required under an option agreement dated April 13, 2007.

Management Discussion and Analysis
For the Period Ended June 30, 2007					FORM 51-102F1

- Agent’s Warrants

Number of Shares	Exercise Price	Expiry Date

-	$0.50	May	11,	2007*
1,040,400	$0.50	May	15,	2008*
195,250	$0.50	May	15,	2008*

1,235,650

*	All of the warrants and the Agent’s warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company’s shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

As June 30, 2007, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company’s properties are detailed in the Mineral Property Expenditure Table on the following page. The Company’s principal project is located in Canada’s far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.

FORM 51-102F1

Management Discussion and Analysis For the Period Ended June 30, 2007

Mineral Property Expenditure Table

	Gold Project at Baffin,		Uranium Project at Hermitage,			Other Properties		Total
	Nunavut		Newfoundland

	Qimmiq	Bravo Lake	Hermitage	Strickland	Other	Active	Inactive
						Projects	Projects

Balance at
31-Dec-06	$ 7,458,164	$ 1,503,306	$ 1,472,275	$ 722,879	$6,431	$ 1,344,926	$ 3,280,315	$ 15,788,297

Additions during the period:

Acquisition costs:	-	-	85,240	-	187,700	-	-	272,940

Exploration costs:
Drilling	276,488	54,952	664,941	20,663	1,194	10,783	2,360	1,031,381
Geochemistry	1,952	263	4,500	-	-	-	(1)	6,714
Geology	117,262	10,190	109,098	27,717	34,004	9,034	9,699	317,004
Geophysics	4,467	1,400	18,791	4,307	713	-	(1)	29,677
Mobilization/demob.	-	-	-	-	-	-	-	-
Property	10,778	-	634	-	647	8,579	7,134	27,772
Prospecting	26,101	6,525	4,168	-	93,225	-	0	130,019
Trenching/line cutting	-	-	-	-	-	-	-	-
Administration and Others	-	-	1,856	585	3,050	-	(0)	5,491

	437,048	73,330	803,988	53,272	132,833	28,396	19,192	1,548,059

Less:
Recoveries	-	-	(79,400)	(8,900)	-	(153,957)	1	(242,257)
Write down	-	-	-	-	-	-	-	-

	-	-	(79,400)	(8,900)	-	(153,957)	1	(242,257)

Net additions	437,048	73,330	809,828	44,372	320,533	(125,561)	19,192	1,578,742

Balance at
30-Jun-07	$ 7,895,212	$ 1,576,636	$ 2,282,103	$ 767,251	$326,964	$ 1,219,366	$ 3,299,507	$ 17,367,039

HEAD OFFICE	LISTINGS

Commander Resources Ltd.	TSX Venture Exchange: CMD
Suite 510 – 510 Burrard Street	U.S. 12g Exemption: #82-2996
Vancouver, British Columbia
Canada V6C 3A8
CAPITALIZATION
TEL: (604) 685-5254	(as at June 30, 2007)
TOLL FREE: 1-800 -667-7866
Email: info@commanderresources.com	Shares Authorized: Unlimited
Shares Issued: 62,303,660

OFFICERS & DIRECTORS
REGISTRAR & TRUST AGENT
Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer	CIBC Mellon Trust Company
and Director	Suite 1600, The Oceanic Plaza
1066 West Hastings Street
William J. Coulter, B.A.Sc.	Vancouver, British Columbia
Chairman and Director	V6C 3X1

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director	AUDITOR

Albert F. Reeve, P.Eng.	Smythe Ratcliffe, LLP
Director	7th Floor, Marine Building
355 Burrard Street
Victor A. Tanaka, P.Geo.	Vancouver, British Columbia
Director	V6C 2G8

Brian Abraham, LLB., P.Geo.
Director	LEGAL COUNSEL

David Watkins, M.Sc.	Tupper Johnson & Yeadon
Director	Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
Michael Chen, CPA, MBA	V6N 1Y3
Chief Financial Officer

Janice Davies
Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd. (Registrant)

Date: November 30, 2007 /s/ Kenneth E. Leigh By: ___________________________ Kenneth E. Leigh, President